Exhibit 99.2

Reference translation of Japanese news release

March 12, 2012

Company name: Asahi Kasei Corp.
Name of representative: Taketsugu Fujiwara,
President and Representative Director
Contact: Yuji Mizuno,
Director and Senior Executive Officer

Acquisition of ZOLL Medical Corporation of the US

Asahi Kasei Corp. (headquarters: Chiyoda Ward, Tokyo; President: Taketsugu Fujiwara) today made an agreement with major US critical care medical device maker ZOLL Medical Corporation (headquarters: Massachusetts, US; CEO: Richard A. Packer; listed in the US on NASDAQ: ZOLL; hereinafter “ZOLL”) regarding Asahi Kasei’s acquisition of ZOLL (hereinafter “this acquisition”) by a tender offer (hereinafter “this tender offer”) through a subsidiary in the US and a subsequent merger (hereinafter “this merger”) with cash as consideration.

Based on the abovementioned agreement, Asahi Kasei will purchase all of ZOLL’s outstanding common shares for a total amount of approximately US$2.21 billion (US$93 per share) through a US subsidiary newly established for this tender offer and this merger. This acquisition is a friendly one, and the Boards of Directors of Asahi Kasei and ZOLL have already approved this acquisition. The completion of this acquisition requires customary conditions to be met, including satisfaction of conditions based on antitrust law.

1.  Purpose of acquisition of ZOLL

(1)  Background of this acquisition

Ever since our founding, Asahi Kasei has achieved continuous growth by meeting the needs of society in each era. In our “For Tomorrow 2015” medium-term management initiative which began last year, we consider the new values which society seeks in the 21st century to be “living in health and comfort” and “harmony with the natural environment,” and we hold a group policy of providing contribution to these values. In order to create new businesses which are in accordance with these values, in April of last year we launched “For Tomorrow” projects (in the three fields of Environment/Energy, Residential Living, and Health Care) aiming to coalesce and fuse our comprehensive group strength, and we are advancing the establishment of a growth-oriented business portfolio which accords with emerging social needs.

As one part of this, in “For Tomorrow 2015,” we position the healthcare-related field as a next-generation core business, and are advancing a global growth strategy.

(2)  Course leading to this purchase

Our health care operations are comprised of two fields, our pharmaceutical business in urology, orthopedics, hematology, etc., and our medical device related business in dialysis, apheresis, and bioprocessing. In addition to these businesses, we have studied the establishment of a new business platform to drive new growth. In our studies, we narrowed down to the field of critical care as a field which is essential to saving people’s lives and which is expected to see global growth henceforth, and examined opportunities to enter said field.

ZOLL is a company having resuscitation technology as its core technology, and it has a firm business foundation in the US market for defibrillators. In addition to expanding operations with innovative medical devices such as the LifeVestTM wearable defibrillator and the ThermogardTM body temperature management device, ZOLL holds the expansion of its foundation in Europe and Asia as an important policy. We began discussions with ZOLL, which was examining the reinforcement of business in Japan, and as the first stage the Asahi Kasei Group began selling the ZOLL AED PlusTM automatic external defibrillator (AED) in August of last year while at the same time taking on ZOLL’s Japanese regulatory affairs consulting and marketing in an Asahi Kasei Group company, and otherwise establishing a broad cooperative relationship. After recent discussions between the two parties regarding the further strengthening of cooperative relationship, Asahi Kasei and ZOLL arrived at an agreement for this acquisition.

(3)  Significance of this acquisition

Asahi Kasei believes it will be able to accomplish the following through this acquisition.

•	Through our established pharmaceutical and medical device businesses, we have built up marketing capability in the health care setting, product development capability, and ability to deal with regulations such as the Pharmaceutical Affairs Law and with health insurance systems. By utilizing this know-how and these resources, it will be possible to accelerate the expansion of ZOLL’s business in Japan and Asia, and we can also contribute to the reinforcement of the competitiveness of ZOLL’s products.
•	Having ZOLL’s globally strong platform in critical care will enable us to obtain additional investment opportunities for further growth.
•	Through sharing information on customer needs with our established medical device business and through joint marketing, etc., we will be able to obtain opportunities for global business expansion and to deal with new therapeutic fields.

Furthermore, after this acquisition, we plan to make investments as necessary for the actualization and acceleration of ZOLL’s growth strategy. In addition, to ensure that the abovementioned effects are achieved so that it becomes a future core business of Asahi Kasei, we plan to make proactive strategic investments, including M&A. By working to develop and disseminate innovative medical technology in the field of critical care, Asahi Kasei will contribute to solutions for the needs of medical facilities both in Japan and overseas, helping to heighten the quality of life for patients.

2.  Outline of this acquisition

(1)  Implementer of this tender offer

A special purpose company (SPC) established under a US subsidiary of Asahi Kasei.

Asahi Kasei established the SPC in the state of Massachusetts for this acquisition. After this tender offer is finished, the SPC will be absorbed into ZOLL in a merger, and ZOLL will thus become a consolidated subsidiary of Asahi Kasei.

(2)  Object of this acquisition

ZOLL Medical Corporation

(3)  Type of shares to be purchased

Common shares

(4)  Purchase price

US$93 per share

(5)  Funds required for purchase

Approximately US$2.21 billion (scheduled)

The amount shown is that required to purchase the total number of ZOLL’s outstanding shares and to make payments related to stock options and restricted shares.

(6)  Purchase period

The purchase period will commence within 10 business days of the date of agreement with ZOLL (March 12, 2012, US Eastern time) and will remain open for a minimum of 20 business days (not including Saturdays, Sundays, and US holidays). However, the agreement provides for the possibility of extension of the purchase period in the event that purchase conditions are not satisfied.

(7)  Minimum required number of tendered shares

The SPC will perform purchase if at least 2/3 of ZOLL’s outstanding shares (on a fully diluted basis) are tendered.

(8)  Change in ownership ratio of ZOLL’s shares as a result of this tender offer

Ownership ratio prior to this tender offer: 0%

Ownership ratio after this tender offer and this merger: 100%

3.  Profile of ZOLL

(1) Company name	ZOLL Medical Corporation
(2) Establishment	1980
(3) Headquarters	Massachusetts, US
(4) CEO	Richard A. Packer
(5) Sales	US$523.7 million (fiscal 2011)
(6) Operating income	US$48.2 million (fiscal 2011)
(7) Employees	1,908 (as of October 2, 2011)
(8) Main bases	US, Germany

4.  Impact on Asahi Kasei’s financial results

If this acquisition is accomplished, ZOLL will become a consolidated subsidiary of Asahi Kasei. The impact on Asahi Kasei’s financial results will be disclosed as necessary without delay after the end of this tender offer.

Note that the end of this tender offer will be after the beginning of April 2012, so there will be no impact on financial results for the fiscal year ending March 31, 2012.

5.  Cautionary statement regarding forward-looking statements

This news release contains forward-looking statements that reflect expectations, goals, plans, and strategies of Asahi Kasei and ZOLL. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Asahi Kasei’s and ZOLL’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These forward-looking statements may be identified by words such as “believes”, “expects”, “anticipates”, “projects”, “intends”, “should”, “seeks”, “estimates”, “future” or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this document, due to various factors including but not limited to: failure to obtain sufficient shares in the tender offer to meet the minimum condition; inability to obtain some or all necessary regulatory approvals or to fulfill any other condition to the closing of the tender offer or the merger; changes in laws or accounting standards, or other changes in the business environment relevant to the parties; challenges in executing our business strategies; the effects of financial instability or other changes in general economic or industry conditions; and other risks to consummation of the tender offer or the merger. Neither Asahi Kasei nor ZOLL undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as expressly required by law. All forward-looking statements in this announcement are qualified in their entirety by this cautionary statement.

6. Additional information

This tender offer as described in this news release has not yet commenced. This news release is only issued for the purpose of providing information, and is neither an offer to purchase, nor a solicitation of an offer to sell, common stock in ZOLL. The tender offer will be made only pursuant to a Tender Offer Statement on Schedule TO (including an offer to purchase, forms of letters of transmittal, and other documents relating to the tender offer), which Asahi Kasei and the SPC will file with the US Securities and Exchange Commission (SEC). As there is always the possibility of revision of these documents, we advise that the Tender Offer Statement be read carefully when it becomes available, before making any investment decision with respect to the tender offer because it will contain the terms and conditions of the offer and other important information about the tender offer. Investors and shareholders may obtain these and other documents (when they become available) for free on the SEC’s website at http://www.sec.gov or the Asahi Kasei website at http://www.asahi-kasei.co.jp/asahi/en/ir/index.html.